Volaris Reports July 2026 Traffic Results:

Load Factor of 88%

Mexico City, Mexico, August 5, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its July 2026 preliminary traffic results.

In July, Volaris’ ASM capacity increased 14.4%, while RPMs for the month grew 18.5%. Mexican domestic RPMs rose 16.0%, while international RPMs increased 22.4%. Consolidated load factor increased by 3.0 percentage points year-over-year to 87.9%. During the month, Volaris transported 3.3 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “July’s strong performance validates our decision to grow capacity to capture peak summer demand, delivering the economics we anticipated for the month. Load factors were robust in the month, reflecting healthy demand across both international and domestic markets as we continue to deploy capacity in a disciplined manner across our markets. As we transition out of the peak summer travel season, we will trim capacity growth going into the fall in an effort to match our supply of seats to current demand patterns.”

	July 2026	July 2025	Variance	YTD July 2026	YTD July 2025	Variance
RPMs (million, scheduled & charter)
Domestic	1,916	1,651	16.0%	10,895	10,812	0.8%
International	1,278	1,044	22.4%	7,579	6,667	13.7%
Total	3,194	2,695	18.5%	18,474	17,479	5.7%
ASMs (million, scheduled & charter)
Domestic	2,130	1,832	16.2%	12,239	12,226	0.1%
International	1,505	1,345	11.9%	9,394	8,573	9.6%
Total	3,634	3,177	14.4%	21,633	20,799	4.0%
Load Factor (%, RPMs/ASMs)
Domestic	90.0%	90.1%	(0.2) pp	89.0%	88.4%	0.6 pp
International	84.9%	77.7%	7.3 pp	80.7%	77.8%	2.9 pp
Total	87.9%	84.9%	3.0 pp	85.4%	84.0%	1.4 pp
Passengers (thousand, scheduled & charter)
Domestic	2,444	2,036	20.0%	13,916	13,119	6.1%
International	867	729	19.0%	5,209	4,594	13.4%
Total	3,311	2,764	19.8%	19,125	17,713	8.0%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period performance or its year-over-year comparison will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 244 and its fleet from 4 to 153 aircraft. Volaris offers around 600 daily flight segments on routes that connect 46 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.